October 30, 2019

VIA EDGAR

Office of Real Estate and Construction

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mailstop 3233

Washington, D.C. 20549

Re:	RE/MAX Holdings, Inc.
Form 10-K for the year ended December 31, 2018
Filed February 22, 2019 Form 10-Q for the quarterly period ended June 30, 2019 Filed August 2, 2019
File No. 001-36101

Dear Howard Efron and Robert Telewicz:

On behalf of RE/MAX Holdings, Inc. (“RE/MAX Holdings” or the “Company”), we are writing in response to the comments contained in the letter dated October 23, 2019 (the “Comment Letter”) of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2018 and the Company’s Form 10-Q filed on August 2, 2019. For the convenience of the Staff’s review, we have set forth in bold type the comment contained in the Comment Letter along with the response of the Company.

Form 10-Q for the quarterly period ended June 30, 2019

2. Summary of Significant Accounting Policies

Revenue Recognition, page 9

1.              We note your disclosure that you recognize an offsetting liability on the balance sheet equal to marketing fund fees received. Please tell us your specific basis for the timing and amounts of marketing costs you accrued. Please cite any relevant accounting literature in your response.

Response:  The Company is contractually obligated under its franchise agreements to spend marketing revenues collected on advertising and promotional expenses.  The Company cannot generate profits on the monies collected and any associated cash flow is not available to shareholders given its contractual encumbrance.  The Company applies ASC 720-35-25-1A by analogy which states that “…some entities assume an obligation to reimburse their customers for some or all of the customers’ advertising costs (cooperative advertising).  When revenues related to the transactions creating those obligations are recognized before expenditures are made, those obligations shall be accrued and the advertising costs expensed when the related revenues are recognized.”  We have observed several other franchisors that apply the same accounting.

6. Acquisitions, page 17

2.              Please explain to us why you allocated approximately $38 million to other current liabilities as a result of your acquisition of the marketing funds. In your response, clarify for us whether this liability is related to your policy for marketing fund fees in which you recognize a liability and expense equal to marketing fund fees received.

Response:  At the time of acquisition, the marketing funds held significant assets (primarily cash and accounts receivable) that had yet to be spent on advertising and promotion.  In accordance with the Company’s franchisee agreements, those assets are contractually obligated to be spent on advertising and promotion, therefore, an offsetting accrual was recorded in accordance with the guidance above.  This accrual represents the $38 million.

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If you require additional information or have any questions about this letter, please call me at (303) 796-3650.

Very truly yours,

/s/ Karri R. Callahan

Karri R. Callahan
Chief Financial Officer